August 22, 2006

VIA LIVEDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Ms. Linda van Doom

          Senior Assistant Chief Accountant

Re:	New Century Financial Corporation

Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 001-32314

Ladies and Gentlemen:

This letter is submitted by New Century Financial Corporation, a Maryland corporation (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, which was initially filed with the Securities and Exchange Commission on March 16, 2006 (the “2005 10-K”). Unless indicated otherwise, page numbers in the Company’s responses to the Staff’s comments refer to pages in the 2005 10-K and capitalized words used without definition are used as defined in the 2005 10-K.

The remainder of this letter responds to the comment in the Staff’s letter delivered to the Company on August 8, 2006. For your convenience, we repeat in bold italics the Staff’s comment prior to the response.

We read your response to comment 3. Please clarify whether your over-collateralization account represents two distinct assets representing (1) retained beneficial interest in a subordinated tranche of the securitization structure and (2) an interest only strip. If not, please further explain to us the form of the retained interest which you reference in Note 4 as over-collateralization and net interest receivable. In addition, if your net interest receivable represents the interest only strip, please explain how the fair value of this asset results in a reduction to your overall retained interest, as disclosed in Note 4. Finally, if your over-collateralization account does represent these two distinct aspects, please revise your disclosure in future filings to separately disclose the fair value of the retained beneficial interest in the subordinated tranche and the interest only strip.

Ms. Linda van Doom, August 22, 2006 - Page 2

In response to the Staff’s comment, the Company advises the Staff that the Company’s residual interest in a securitization typically represents the Company’s ownership interest in the over-collateralization amount (as defined in the applicable securitization documents) and in any residual payments of the securitization after satisfaction of the contractual obligations set forth in the applicable securitization documents. In particular, the Company applies the residual payments as follows:

•	first, to the beneficial interest holder payments, the contractual fees, the principal losses and the other obligations, if any;

•	then, to satisfy any deficiency in the over-collateralization amount as set forth in the applicable securitization documents; and

•	last, to the Company.

Accordingly, the Company determines, on a securitization-by-securitization basis, the amount of its residual asset by first estimating the amounts and timing of cash residual payments to be released from the trust and, then, discounting these estimated cash flows with an appropriate risk-adjusted discount rate.

Footnote No. 4 to the Company’s financial statements was intended to present the undiscounted amount of cash held in the various trusts supporting the Company’s off-balance sheet securitizations with the contra amount (i.e., the “net interest receivable”) representing the expected losses and estimated discount necessary to reflect the Company’s residual interests at fair value. However, in an effort to improve the Company’s disclosure of its residual interests and to address the Staff’s comments, the Company will revise the disclosure throughout its future filings. For example, the Company will remove any reference to a “net interest receivable” or “NIR”.

Proposed Revised Disclosure

In particular, the Company will revise its disclosure under the “Residual Interests in Securitizations” in Footnote No. 1 to its financial statements to provide as follows:

Residual Interests in Securitizations

Residual interests in securitizations (the “Residuals”) are recorded by the Company as a result of the sale of loans through securitizations that the Company structures as sales rather than financings, referred to as “off-balance sheet securitizations.” Residuals include the present value of the expected future cash flows that the Company will receive in the future described below (the “Cash Flows”). The Company may sell Residuals through what are sometimes referred to as net interest margin securities, or NIMS.

Ms. Linda van Doom, August 22, 2006 - Page 3

The Company generally structures off-balance sheet securitizations as follows: first, it sells a portfolio of mortgage loans to a special purpose entity (the “SPE”) that has been established for the limited purpose of buying and reselling mortgage loans; then the SPE transfers the same mortgage loans to a real estate mortgage investment conduit (the “REMIC”) or owners trust (the “Trust”), which is a qualifying special purpose entity (“QSPE”) as defined under Statement of Financial Accounting Standards No. 140 (“SFAS 140”); and, finally, the Trust issues (i) interest-bearing asset-backed securities (the “Bonds and Certificates”) generally in an amount equal to the aggregate principal balance of the mortgage loans and (ii) a certificate to the Company representing a residual interest in Cash Flows related to the payments made on the securitized loans. The Bonds and Certificates are typically sold at face value on a non-recourse basis, except that the Company provides to the Trust representations and warranties customary in the mortgage banking industry. One or more investors typically purchase these Bonds and Certificates for cash. The Trust uses the cash proceeds to pay the Company the cash portion of the purchase price for the mortgage loans. In addition, the Company may provide a credit enhancement in the form of additional collateral (the “OC”) held by the Trust. The servicing agreements typically require that the OC be maintained at certain levels.

At the closing of each off-balance sheet securitization, the Company removes from its consolidated balance sheet the mortgage loans held for sale and adds to its consolidated balance sheet (i) the cash received, (ii) the fair value of the Residuals and (iii) the estimated fair value of the servicing asset, if applicable. The excess of the cash received and the assets retained over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of mortgage loans recorded by the Company in its consolidated statement of earnings.

NIMS transactions are generally structured as follows: first, the Company sells or contributes the Residuals to a SPE established for the limited purpose of receiving and selling asset-backed residual interests-in-securitization certificates; then, the SPE transfers the Residuals to the Trust; and, finally, the Trust, which is a QSPE as defined under SFAS 140, issues the Bonds and Certificates. The Company sells the Residuals on a non-recourse basis, except that it provides to the Trust representations and warranties customary in the mortgage banking industry. One or more investors typically purchase the Bonds and Certificates and the proceeds from the sale of the Bonds and Certificates,

Ms. Linda van Doom, August 22, 2006 - Page 4

along with a residual interest certificate that is subordinate to the Bonds and Certificates, represent the consideration received by the Company for the sale of the Residuals.

At the closing of each NIMS transaction, the Company removes from its consolidated balance sheet the carrying value of the Residuals sold and adds to its consolidated balance sheet (i) the cash received and (ii) the estimated fair value of the portion of the Residuals retained. The excess of the cash received and assets retained over the carrying value of the Residuals sold, less transaction costs, equals the net gain or loss on the sale of Residuals recorded by the Company in its consolidated statement of earnings.

The Company allocates its basis in the mortgage loans and Residuals between the portion of the mortgage loans and Residuals sold through the Bonds and Certificates and the portion retained based on the relative fair values of those portions on the date of sale. The Company recognizes gains or losses attributable to the changes in the fair value of the Residuals in the consolidated statement of income, as the Residuals are classified as trading securities as permitted by SFAS 140. The Company is not aware of an active market for the purchase or sale of Residuals and, accordingly, it determines the estimated fair value of the Residuals by discounting the expected cash flows released from the REMIC or Trust (the cash out method) using a discount rate commensurate with the then-perceived risks involved. The Company utilizes a discount rate of 12.0% on the estimated cash flows released from the REMIC or Trust to value the Residuals through securitization transactions and 14.0% on the estimated cash flows released from the Trust to value Residuals through NIMS transactions. The Company releases substantially all servicing rights relative to its mortgage loan sales.

The Company is entitled to the cash flows from the Residuals that represent collections on the mortgage loans in excess of the amounts required to pay the Bonds and Certificates’ principal and interest, pay servicing fees and certain other fees, such as trustee and custodial fees, and satisfy OC requirements. At the end of each collection period, the aggregate cash collections from the mortgage loans are allocated first to the base servicing fees and certain other fees, such as trustee and custodial fees, for the period, then to the holders of Bonds and Certificates for interest at the pass-through rate on the Bonds and Certificates plus principal as defined in the servicing agreements. If the amount of cash required for the above allocations exceeds the amount collected during the collection period, a shortfall may occur which will have to be reimbursed from future cash flows, if any. If

Ms. Linda van Doom, August 22, 2006 - Page 5

the cash collected during the period exceeds the amount necessary for the above allocation, and there is no shortfall in the OC requirement, the excess is released to the Company. If the OC balance is not at the required credit enhancement level, the excess cash collected is retained by the Trusts until the specified OC requirement is achieved. The Company is restricted from using the excess collateral in the OC. Pursuant to certain servicing agreements, the Company may be required to use cash in excess of amounts required to make accelerated principal paydowns to the holders of Bonds and Certificates which has the effect of creating additional excess collateral in the OC, which is held by the Trusts on its behalf as the Residual holder. The specified credit enhancement levels are defined in these servicing agreements as the OC balance expressed generally as a percentage of the current collateral principal balance. For NIMS transactions, the Company receives cash flows once the holders of the Bonds and Certificates created in the NIMS transaction are fully paid.

The annual percentage rate (the “APR”) on the mortgage loans is relatively high in comparison to the investor pass-through interest rate on the Bonds and Certificates. Accordingly, the Residuals described above are a significant asset of the Company. In determining the value of the Residuals, the Company estimates the future rate of prepayments, the prepayment premiums that it expects to receive and the manner in which expected delinquencies, default and default loss severity are expected to affect the amount and timing of the estimated cash flows. The Company estimates that average cumulative losses as a percentage of the original principal balance of the mortgage loans range from 1.75% to 4.86% for adjustable-rate securities and 1.45% to 5.30% for fixed-rate securities. The Company bases these estimates on historical loss data for the loans, the specific characteristics of the loans, and the general economic environment. While the range of estimated cumulative pool losses is fairly broad, the weighted average cumulative pool loss estimate for the entire portfolio of residual assets was 3.72% at December 31, 2005. The Company estimates prepayments by evaluating historical prepayment performance of its loans and the impact of current trends. The Company uses a prepayment curve to estimate the prepayment characteristics of the mortgage loans. The rate of increase, duration, severity, and decrease along the curve depends on the age and nature of the mortgage loans, primarily whether the mortgage loans are fixed or adjustable, and the interest rate adjustment characteristics of the mortgage loans (i.e., 6 month, 1-year, 2-year, 3-year or 5-year adjustment periods). These prepayment curve and default estimates have resulted in weighted average lives of between 2.29 to 2.60 years for the Company’s adjustable-rate securities and 2.33 to 3.54 years for its fixed-rate securities.

Ms. Linda van Doom, August 22, 2006 - Page 6

In addition, the Company will revise Footnote No. 4 to its financial statements to provide as follows:

4. Residual Interests in Securitizations

Residual interests in securitizations (the “Residuals”) were $234.9 million at December 31, 2005 and $148.0 million at December 31, 2004 and were comprised of the present value of expected future cash flows that the Company will receive in the future.

During the year ended December 31, 2005, the Company completed four securitizations structured as sales totaling $6.4 billion. The gain on sale recorded for the four securitizations was $141.5 million and the Company’s Residual interest created totaled $97.5 million. During the year ended December 31, 2004, the Company did not complete any securitizations structured as sales.

During the year ended December 31, 2005, the Residuals provided $17.5 million in cash to the Company. The Company performs an evaluation of the Residuals quarterly, taking into consideration trends in actual cash flow performance, industry and economic developments, as well as other relevant factors. During the year ended December 31, 2005, the Company increased its prepayment rate assumptions based upon actual performance and made minor adjustments to certain other assumptions, resulting in a $10.0 million downward fair value adjustment, including a hurricane loss provision of $2.6 million, for the year.

Neither the Trusts nor the holders of the Bonds and Certificates have recourse to the Company for failure of mortgage loan borrowers to pay their obligations when due. The Company’s Residuals are subordinate to the Bonds and Certificates until the holders of the Bond and Certificate are fully paid.

The Company is a party to various transactions that have an off-balance sheet component. In connection with the Company’s off-balance sheet securitization transactions, as of December 31, 2005, there were $6.9 billion in loans owned by the Trusts. The Trusts have issued Bonds and Certificates secured by these loans. The holders of the Bonds and Certificates generally do not have recourse to the Company in the event that the loans in the various Trusts do not perform as expected. Because these Trusts are “qualifying special purpose entities,” in accordance with generally accepted accounting principles, the Company has included only its Residual interest in these loans on its condensed consolidated balance sheet. The performance of the loans in the Trusts will impact the Company’s ability to realize the current estimated fair value of the Residuals.

Ms. Linda van Doom, August 22, 2006 - Page 7

In determining the value of the Residuals, the Company estimates the future rate of prepayments, the prepayment premiums that it expects to receive and the manner in which expected delinquencies, default and default loss severity are expected to affect the amount and timing of the estimated cash flows. The following table summarizes the activity for the Residuals for the years ended December 31 (dollars in thousands):

	2005	2004
Balance, beginning of year	$148,021	$179,498
Additions	97,467	—
Cash received	(17,544)	(41,453)
Accretion	16,969	17,673
Fair value adjustment	(9,983)	(7,697)

Balance, end of year	$234,930	$148,021

*    *    *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (949) 440-7030.

Thank you.

Respectfully submitted,

/s/ Patti M. Dodge
Patti M. Dodge

cc:	Mr. Josh S. Forgione — Via Facsimile

Stergios Theologides, Esq.